UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G01125 106
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Nicolau Carvalho Esteves
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,835,216 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,835,216 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,835,216 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4% (2)(3)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 13,916 Class B common shares held of record by Nicolau Carvalho Esteves and (ii) 113,811 Class A common shares and 9,707,489 Class B common shares held of record by NRE Capital Ventures Limited (“NRE Capital”), a company controlled by Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, who hold 100% of the shares in NRE Capital in joint tenancy. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(2)	Represents the quotient obtained by dividing (a) the number of Class A common shares and Class B common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 46,645,169 Class A common shares outstanding as of November 13, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

1	NAME OF REPORTING PERSON Rosângela de Oliveira Tavares Esteves
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,828,524 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,828,524 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,828,524 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4% (2)(3)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 7,224 Class B common shares held of record by Rosângela de Oliveira Tavares Esteves and (ii) 113,811 Class A common shares and 9,707,489 Class B common shares held of record by NRE Capital, which is controlled by Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, who hold 100% of the shares in NRE Capital in joint tenancy. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(2)	Represents the quotient obtained by dividing (a) the number of Class A common shares and Class B common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 46,645,169 Class A common shares outstanding as of November 13, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

1	NAME OF REPORTING PERSON NRE Capital Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,821,300 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,821,300 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,821,300 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4% (2)(3)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 113,811 Class A Common shares and 9,707,489 Class B common shares held of record by NRE Capital. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Represents the quotient obtained by dividing (a) the number of Class A common shares and Class B common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 46,645,169 Class A common shares outstanding as of November 13, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

1	NAME OF REPORTING PERSON NRE B Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ___
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER ___
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON CO

ITEM 1.	(a) Name of Issuer: Afya Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503 Vila da Serra, Nova Lima, Minas Gerais, Brazil

ITEM 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by (i) Nicolau Carvalho Esteves; (ii) Rosângela de Oliveira Tavares Esteves; (iii) NRE Capital Ventures Limited; and (iv) NRE B Ventures Limited (each a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13G jointly pursuant to their amended and restated shareholders agreement (the “Amended and Restated Shareholders Agreement”), dated May 4, 2022, between the Reporting Persons, Bertelsmann SE & Co. KGaA, and Renato Tavares Esteves, Lílian Tavares Esteves de Carvalho and Vanessa Tavares Esteves, solely as successors. Each of the Reporting Persons disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of Nicolau Carvalho Esteves is Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra - Nova Lima, Minas Gerais, Brazil.

The principal office and business address of Rosângela de Oliveira Tavares Esteves is Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra - Nova Lima, Minas Gerais, Brazil.

The principal office and business address of NRE Capital Ventures Limited is Craigmuir Chambers, Road Town, Tortola, BVI VG1110.

The principal office and business address of NRE B Ventures Limited is Craigmuir Chambers, Road Town, Tortola, BVI VG1110.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common shares, par value $0.00005 per share.

(e)	CUSIP Number:

G01125 106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are 46,645,169 Class A common shares outstanding.

The information set forth in Item 2 above is incorporated by reference for each Reporting Person.

(a) Amount beneficially owned:

See row 9 of the cover sheet of each Reporting Person.

(b) Percent of class:

See row 11 of the cover sheet of each Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover sheet of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover sheet of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

NRE B Ventures Limited has ceased to hold any shares.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Nicolau Carvalho Esteves

By:	/s/ Nicolau Carvalho Esteves
Name:	Nicolau Carvalho Esteves

Rosângela de Oliveira Tavares Esteves

By:	/s/ Rosângela de Oliveira Tavares Esteves
Name:	Rosângela de Oliveira Tavares Esteves

NRE Capital Ventures Limited

By:	/s/ Nicolau Carvalho Esteves
Name:	Nicolau Carvalho Esteves
Title:	Director

NRE B Ventures Limited

By:	/s/ Nicolau Carvalho Esteves
Name:	Nicolau Carvalho Esteves
Title:	Director

Exhibit A

SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common shares of Afya Limited and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on November 14, 2024.

Nicolau Carvalho Esteves

By:	/s/ Nicolau Carvalho Esteves
Name:	Nicolau Carvalho Esteves

Rosângela de Oliveira Tavares Esteves

By:	/s/ Rosângela de Oliveira Tavares Esteves
Name:	Rosângela de Oliveira Tavares Esteves

NRE Capital Ventures Limited

By:	/s/ Nicolau Carvalho Esteves
Name:	Nicolau Carvalho Esteves
Title:	Director

NRE B Ventures Limited

By:	/s/ Nicolau Carvalho Esteves
Name:	Nicolau Carvalho Esteves
Title:	Director